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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             ----------------------

                        NOVACARE EMPLOYEE SERVICES, INC.
                            (Name of Subject Company)

                           NEW PLATO ACQUISITION, INC.
                              PLATO HOLDINGS, INC.
                                    (Bidders)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    66986 Q10
                      (CUSIP Number of Class of Securities)

                               ------------------

                                 Gregory M. Case
                              Plato Holdings, Inc.
                         455 South Gulph Road, Suite 410
                            King of Prussia, PA 19406

                            Telephone: (610) 265-0286
                            Facsimile: (610) 265-4959
           (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                             Louis A. Goodman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                                Boston, MA 02108
                            Telephone: (617) 573-4800
                            Facsimile: (617) 573-4822

                             ----------------------

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation* $75,685,000                  Amount of Filing Fee $15,137
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 30,274,000 shares of common stock, $0.01 par value per share (the "Shares"), of NovaCare Employee Services, Inc. at a price of $2.50 per Share in cash, without interest. The filing fee calculation is based on the 30,274,000 Shares outstanding as of September 8, 1999. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:  $15,137
     Form or Registration No.: Schedule 14D-1 (File No. 005-53619) Filing Party: Plato Holdings, Inc.
     Date Filed:  September 15, 1999

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CUSIP NO. -66986 Q10                  14D-1

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1.       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

         New Plato Acquisition, Inc. IRS ID No. 23-3014292
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                      (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use only



--------------------------------------------------------------------------------
4.       Source of Funds


         AF; BK
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5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Item 2(e) or 2(f)                           [ ]



--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization


         Delaware
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by
         Each Reporting Person


         none
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8.       Check Box if the Aggregate Amount in Row (7)
         Excludes Certain Shares                                          [ ]

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9.       Percent of Class Represented by Amount in Row (7)


         Not applicable
--------------------------------------------------------------------------------
10.      Type of Reporting Person


         CO
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CUSIP NO. 313135 10 5                 14D-1


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1.       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons


         Plato Holdings, Inc. IRS Id No. 23-3014291
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                      (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use only



--------------------------------------------------------------------------------
4.       Source of Funds


         AF; BK
--------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Item 2(e) or 2(f)                           [ ]



--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization


         Delaware
--------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned By
         Each Reporting Person


         none
--------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7)
         Excludes Certain Shares                                          [ ]



--------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)


         Not applicable.
--------------------------------------------------------------------------------
10.      10.  Type of Reporting Person


         CO; HC
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                                  TENDER OFFER

    This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on September 15, 1999 (as amended, the "Schedule 14D-1"), by New Plato Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Plato Holdings, Inc., a Delaware corporation ("Parent"), relating to the Purchaser's tender offer for all outstanding shares of common stock, par value $0.01 per share, of NovaCare Employee Services, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 1999 (the "Offer to Purchase"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 14D-1 and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule 14D-1 remains in effect.

Item 11.  Materials to be Filed as Exhibits.

    Item 11 is hereby amended and supplemented by the correction of the following typographical errors in Exhibit (c)(1), Agreement and Plan of Merger, dated as of September 8, 1999, by and among Parent, Purchaser and the Company (the "Merger Agreement"):

    (1) The reference to "BancBoston" in Section 3.24 of the Merger Agreement is hereby changed to "CIBC World Markets"; and

    (2) The cross reference to Section 7.2(b)(v) in Section 7.2 of the Merger Agreement is hereby changed to cross reference Section 7.1(d)(v).

    The corrected Merger Agreement, in its entirety, is attached hereto.

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                                    SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 1999

                                      NEW PLATO ACQUISITION, INC.


                                      BY: /s/ Eric B. Lass
                                          ------------------------------------
                                          NAME:  Eric B. Lass
                                          TITLE: Vice President


                                      PLATO HOLDINGS, INC.


                                      BY: /s/ Eric B. Lass
                                          ------------------------------------
                                          NAME:  Eric B. Lass
                                          TITLE: Vice President




                                        5
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                                INDEX TO EXHIBITS


Exhibit

(a)(1)   -- Offer to Purchase, dated September 15, 1999.

(a)(2)   -- Letter of Transmittal.

(a)(3)   -- Notice of Guaranteed Delivery.

(a)(4)   -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
            Other Nominees.

(a)(5)   -- Letter to Clients for use by Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.

(a)(6)   -- Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.

(a)(7)   -- Summary Advertisement.

(b)      -- BHF (USA) Capital Corporation Loan Term Sheet.

(c)(1)   -- Agreement and Plan of Merger, dated as of September 8, 1999, by and among Parent, Purchaser and the Company./1/

(c)(2)   -- Stockholder Agreement, dated as of September 8, 1999, by and between
            Parent, the Company, NovaCare, Inc., and NC Resources, Inc.

(c)(3)   -- Short Form Merger Option Agreement, dated as of September 8, 1999, among Parent, Purchaser and the Company.

(c)(4)   -- Confidentiality Agreement, dated as of March 25, 1999, by and between NovaCare, Inc., the Company and Fidelity Capital Associates, Inc.

(c)(5)   -- Confidentiality Agreement, dated as of March 26, 1999, by and between NovaCare, Inc., the Company and Patricof & Co.
            Ventures, Inc.

(c)(6)   -- Confidentiality Agreement, dated as of February 12, 1999, by and between NovaCare, Inc., the Company and AFLAC Incorporated.

(c)(7)   -- Exclusivity Agreement, dated as of August 16, 1999, by and among
            NovaCare, Inc., the Company and the Equity Investors.

(c)(8)   -- Letter Agreement, dated as of September 8, 1999, by and between
            NovaCare, Inc., the Company and the Equity Investors.

(d)      -- None.

(e)      -- Not Applicable.

(f)      -- None.

--------
/1/ Filed herewith.

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